UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               KOGER EQUITY, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    50022 81 01
                                 (CUSIP Number)

                          Kenneth L. Uptain, President
                                RGI Realty, Inc.
                                1420 Fifth Avenue
                                   42nd Floor
                         Seattle, Washington  98101-2333
                                 (407) 770-4551
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                              September 11, 1996
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Kjell I. Rokke

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         Not Applicable

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Norway

                     7  SOLE VOTING POWER

                        -0-

      NUMBER OF      8  SHARED VOTING POWER

        SHARES          -0-

     BENEFICIALLY
                     9  SOLE DISPOSITIVE POWER
       OWNED BY
                        -0-
         EACH

      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                        -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%


    14   TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RGI (Antilles) N.V.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         Not Applicable

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands Antilles

                     7  SOLE VOTING POWER
      NUMBER OF
                        -0-
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                        -0-
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           -0-


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

    14   TYPE OF REPORTING PERSON*

         HC, CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RGI (Europe) B.V.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         Not Applicable


     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands

                     7  SOLE VOTING POWER
      NUMBER OF
                        -0-
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                        -0-
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           -0-


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

    14   TYPE OF REPORTING PERSON*

         HC, CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RGI (Denmark) ApS

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         Not Applicable

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Denmark

                     7  SOLE VOTING POWER

                        -0-

      NUMBER OF      8  SHARED VOTING POWER

        SHARES          -0-

     BENEFICIALLY
                     9  SOLE DISPOSITIVE POWER
       OWNED BY
                        -0-
         EACH

      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                        -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%


    14   TYPE OF REPORTING PERSON*

         HC, CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Resource Group International, Inc.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

         Not Applicable

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Washington

                     7  SOLE VOTING POWER
      NUMBER OF
                        -0-
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                        -0-
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           -0-

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

    14   TYPE OF REPORTING PERSON*

         HC, CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RGI Real Estate, Inc.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         Not Applicable

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Washington

                     7  SOLE VOTING POWER
      NUMBER OF
                        -0-
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                        -0-
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH           -0-


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

    14   TYPE OF REPORTING PERSON*

         HC, CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 50022 81 01


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RGI Realty, Inc.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         Not Applicable

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

                     7  SOLE VOTING POWER

                        -0-

      NUMBER OF      8  SHARED VOTING POWER

        SHARES          -0-

     BENEFICIALLY
                     9  SOLE DISPOSITIVE POWER
       OWNED BY
                        -0-
         EACH

      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                        -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%


    14   TYPE OF REPORTING PERSON*

         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   The Schedule 13D initially filed on January 29, 1996, as amended and restated in its entirety by Amendment No. 1 to Schedule 13D, filed on March 6, 1996, by, among others, the parties hereto with respect to the Common Stock, par value $.01 per share ("Common Stock"), of Koger Equity, Inc., a Florida corporation (the "Issuer"), is hereby amended and restated in its entirety by this Amendment No. 2 to the Schedule 13D.

   ITEM 1.   Security and Issuer.

   This Statement relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Koger Equity, Inc., a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3986 Boulevard Center Drive, Suite 101, Jacksonville, Florida 32207.

   ITEM 2.   Identity and Background.

   This Statement is filed on behalf of:

             (1) Kjell I. Rokke ("Mr. Rokke"), a citizen of Norway and the owner of approximately 67.2% of the outstanding capital stock of RGI (Antilles) N.V., a Netherlands Antilles limited liability company ("RGI Antilles");

             (2)  RGI Antilles;

             (3) RGI (Europe) B.V., a Netherlands corporation and wholly-owned subsidiary of RGI Antilles ("RGI Europe");

             (4) RGI (Denmark) ApS, a Danish limited liability company and wholly-owned subsidiary of RGI Europe ("RGI Denmark");

             (5) Resource Group International, Inc., a Washington corporation and wholly-owned subsidiary of RGI Denmark ("RGI International");

             (6) RGI Real Estate, Inc., a Washington corporation and wholly-owned subsidiary of RGI International ("RGI Real Estate"); and

             (7) RGI Realty, Inc., a Florida corporation and wholly-owned subsidiary of RGI Real Estate ("RGI Realty").

   RGI Antilles, RGI Europe, RGI Denmark, RGI International, RGI Real Estate and RGI Realty are hereinafter collectively referred to as the "RGI Entities".

   RGI Antilles is the ultimate parent holding company of numerous entities engaged in various businesses, including (1) seafood operations, (2) shipyard and material handling businesses, (3) the distribution of sporting goods, office supplies and other products, (4) the ownership and development of real estate and (5) finance operations. RGI Europe, RGI Denmark, RGI International and RGI Real Estate are intermediate holding companies for various entities engaged in such businesses. RGI Realty was organized to serve as a holding company for investments in entities engaged in the ownership and development of real estate and related assets. The address of the principal business and principal offices of RGI Antilles is 6 John B. Gorsiraweg, Curacao, Netherlands Antilles. The address of the principal business and principal offices of RGI Europe is Kneuterdijk 15, 2524 EM, Haag, Holland. The address of the principal business and principal offices of RGI Denmark is Runsted Strandvej 62B, DK-2960 Rungsten Kyst, Denmark. The address of the principal business and principal offices of RGI International, RGI Real Estate and RGI Realty is 1420 Fifth Avenue, 42nd Floor, Seattle, Washington 98101-2333. Mr. Rokke's principal business address is 10 The Gate Ways Street, Mont Place, London SW 33JA, United Kingdom.

             (a) - (c) & (f)

   The following sets forth with respect to each Managing Director of RGI Antilles his or its name, residence or principal business address, and citizenship or place or organization:

                  Kjell I. Rokke
                  10 The Gate Ways Street
                  Mont Place
                  London SW  33JA
                  United Kingdom
                  (Norwegian citizen)

                  Bjorn R. Gjelsten
                  Beddingen 20
                  0250 Oslo, Norway
                  (Norwegian citizen)

                  Kenneth L. Uptain
                  1420 Fifth Avenue, 42nd Floor
                  Seattle, WA  98101-2333
                  (U.S. citizen)

                  David A. Herrick
                  1420 Fifth Avenue, 42nd Floor
                  Seattle, WA 98101-2333
                  (U.S. citizen)

                  Bernt O. Bodal
                  2025 First Avenue, Suite 900
                  Seattle, WA  98121
                  (U.S. citizen)

                  MeesPierson Trust (Curacao) N.V.
                  14 John B. Gorsiraweg
                  P.O. Box 3889
                  Curacao, Netherlands Antilles
                  (Netherlands Antilles limited liability company)

   The following sets forth with respect to each Managing Director of RGI Europe his or its name, residence or principal business address, and citizenship or place of organization:

                  Kjell I. Rokke
                  10 The Gate Ways Street
                  Mont Place
                  London SW  33JA
                  United Kingdom
                  (Norwegian citizen)

                  Bjorn R. Gjelsten
                  Beddingen 20
                  0250 Oslo, Norway
                  (Norwegian citizen)

                  MeesPierson Trust B.V.
                  Kneuterdijk 15
                  P.O. Box 188
                  2501 AR The Hague
                  The Netherlands
                  (Netherlands corporation)

   Note: RGI Antilles and RGI Europe have entered into management agreements with MeesPierson Trust (Curacao) N.V. and MeesPierson Trust B.V., respectively, for the purpose of local legal requirements and practical needs. Under Netherlands Antilles law, a company can only carry on a business in the Netherlands Antilles if such a company has a residence permit. For an offshore company, such as RGI Antilles, it is required that the company have at least one managing director that is a resident of the Netherlands Antilles. Through the appointment of MeesPierson Trust (Curacao) N.V., this requirement has been satisfied. MeesPierson Trust (Curacao) N.V., as managing director, provides a register office for RGI Antilles, as well as administrative and clerical services. The legal requirements in the Netherlands are substantially similar. Consequently, MeesPierson Trust B.V. serves as a managing director of RGI Europe to comply with applicable legal requirements and also provides similar administrative and clerical services.

   The following sets forth with respect to each director of RGI Denmark his name, residence or principal business address, and citizenship:

                  Kjell I. Rokke
                  10 The Gate Ways Street
                  Mont Place
                  London SW  33JA
                  United Kingdom
                  (Norwegian citizen)

                  Bjorn R. Gjelsten
                  Beddingen 20
                  0250 Oslo, Norway
                  (Norwegian citizen)

                  Fleming Heegaard
                  Runsted Strandvej 62B
                  DK-2960 Rungsten Kyst
                  Denmark
                  (Danish citizen and an attorney in private practice)

   The following sets forth with respect to each executive officer and director of RGI International his name, position(s) with such company, residence or principal business address, and citizenship:

                  Kjell I. Rokke
                  President and Director - RGI International
                  10 The Gate Ways Street
                  Mont Place
                  London SW  33JA
                  United Kingdom
                  (Norwegian citizen)

                  Bjorn R. Gjelsten
                  Vice President and Director - RGI International
                  Beddingen 20
                  0250 Oslo, Norway
                  (Norwegian citizen)

                  David A. Herrick
                  Treasurer and Director - RGI International
                  1420 Fifth Avenue, 42nd Floor
                  Seattle, WA  98101-2333
                  (U.S. citizen)

                  Bernt O. Bodal
                  Director - RGI International
                  2025 First Avenue, Suite 900
                  Seattle, WA  98121
                  (U.S. citizen)

                  Kenneth L. Uptain
                  Director - RGI International
                  1420 Fifth Avenue, 42nd Floor
                  Seattle, WA  98101-2333
                  (U.S. citizen)

                  Olav Revhaug
                  Secretary
                  1420 Fifth Avenue, 42nd Floor
                  Seattle, WA  98101-2333
                  (Norwegian citizen)

   The following sets forth with respect to each executive officer and director of RGI Real Estate his name, position(s) with such company, residence or principal business address, and citizenship:

                  Kenneth L. Uptain
                  President and Director - RGI Real Estate
                  1420 Fifth Avenue, 42nd Floor
                  Seattle, WA  98101-2333
                  (U.S. citizen)

                  Kjell I. Rokke
                  Vice President and Director - RGI Real Estate
                  10 The Gate Ways Street
                  Mont Place
                  London SW  33JA
                  United Kingdom
                  (Norwegian citizen)

                  David A. Herrick
                  Secretary and Treasurer - RGI Real Estate
                  1420 Fifth Avenue, 42nd Floor
                  Seattle, WA 98101-2333
                  (U.S. citizen)

                  Jan Petter Storetvedt
                  Director - RGI Real Estate
                  Box 4538 Torshov
                  0404 Oslo, Norway
                  (Norwegian citizen and business executive)

   The following sets forth with respect to each executive officer and director of RGI Realty his name, position(s) with such company, present principal occupation (if other than with the RGI Entities), principal business address, and citizenship:

                  Kenneth L. Uptain
                  President, Secretary and Director - RGI Realty
                  1420 Fifth Avenue, 42nd Floor
                  Seattle, WA  98101-2333
                  (U.S. citizen)

                  David A. Herrick
                  Vice President and Director - RGI Realty
                  1420 Fifth Avenue, 42nd Floor
                  Seattle, WA  98101-2333
                  (U.S. citizen)

                  Olav Revhaug
                  Treasurer and Director - RGI Realty
                  1420 Fifth Avenue, 42nd Floor
                  Seattle, WA  98101-2333
                  (Norwegian citizen)

             (d) - (e)

   During the last five years, none of the RGI Related Entities and, to the best of their knowledge, none of their respective executive officers, directors and/or managing directors, including Mr. Rokke, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   ITEM 3.   Source and Amount of Funds or Other Consideration.

   On January 5, 1996, RGI International acquired 2,000 shares of the Issuer's Common Stock for $21,750.00, or $10-7/8 per share. On January 19, 1996, RGI Realty acquired 1,000 shares of the Issuer's Common Stock for $11,500.00, or $11.50 per share. Pursuant to the Purchase Agreement (as defined below), on January 19, 1996, RGI Realty acquired 1,200,000 shares of the Issuer's Common Stock for $14,437,377.05, or $12.00 per share plus a carrying cost equal to 5% per annum from January 1, 1996 until the date of purchase. Pursuant to the Purchase Agreement, on March 6, 1996, RGI Realty acquired an additional 1,249,571 shares of the Issuer's Common Stock for $15,128,338.72, or $12.00 per share plus a carrying cost equal to 5% per annum from January 1, 1996 until the date of purchase. The source of funding for each of the foregoing acquisitions was available working capital of RGI International and its affiliated companies.

   ITEM 4.   Purpose of Transaction.

   As of March 6, 1996, the RGI Entities had determined that it would be in their best interests to explore various alternatives for divesting themselves of their holdings of the Issuer's Common Stock. On September 6, 1996, RGI International and RGI Realty entered into a Sale Agreement (as hereinafter defined) with Alliance Growth Fund, Equitable Retirement Plan, Smith Barney/Travelers Series Fund and Alliance Variable Products Series Fund (collectively, the "Institutional Investors"), providing for the sale by RGI International and RGI Realty to the Institutional Investors of a total of 2,452,571 shares (the "Shares") of the Issuer's Common Stock, which Shares constituted all of the shares of the Issuer's Common Stock owned by the RGI Entities. The sale was consummated on September 11, 1996.

   ITEM 5.   Interest in Securities of the Issuer.

             (a)

   None

             (b)

   None

             (c)

   Except as set forth elsewhere herein, none of Mr. Rokke, the RGI Entities, and, to the best of their knowledge, the officers, directors and/or managing directors of the respective RGI Entities has effected transactions involving the Issuer's Common Stock during the sixty (60) days immediately preceding the sale of the Shares to the Institutional Investors as described elsewhere herein.

             (d)

   None

             (e)

   Not Applicable

   ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             Common Stock Purchase and Sale Agreement (relating to acquisition of shares)

   The following is a summary of certain provisions of the Common Stock Purchase and Sale Agreement dated January 18, 1996, including Amendment No. 1 thereto dated March 5, 1996 (collectively, the "Purchase Agreement"), by and among TCW Special Credits, a California general partnership ("Special Credits"), for itself and as general partner or investment manager for Weyerhaeuser Company Master Retirement Trust, TCW Special Credits Fund III and The Common Fund for Bond Investments; Trust Company of the West, a California corporation ("TCW"), for itself and as trustee for TCW Special Credits Trust, a California collective investment trust; and RGI International, copies of which are attached as Exhibits 1 and 2 hereto and are incorporated herein by reference. This summary is qualified in its entirety by reference to the Purchase Agreement. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.

   Pursuant to the Purchase Agreement, RGI International purchased, through RGI Realty, from Weyerhaeuser Company Master Retirement Trust, TCW Special Credits Fund III, The Common Fund for Bond Investment and TCW Special Credits Trust (collectively, the "Selling Shareholders"), 1,200,000 shares (the "Initial Shares") of the Issuer's Common Stock on January 19, 1996 and an additional 1,249,571 shares (the "Secondary Shares") of the Issuer's Common Stock on March 6, 1996. In addition, if the Selling Shareholders sold to third parties up to an additional 195,256 shares (the "Gross-Up Shares") on or before September 5, 1996, RGI International would make the payments described below, subject to certain conditions. None of the RGI Entities has any rights with respect to the voting and disposition of the Gross-Up Shares. The purchase price (1) paid by RGI International for the Initial Shares, (2) paid by RGI International for the Secondary Shares, and (3) guaranteed by RGI International to be received by the Selling Shareholders with respect to the Gross-Up Shares was $12.00 per share of the Issuer's Common Stock, plus a carrying cost from January 1, 1996 until the date of sale of each such share. The above-described price protection with respect to the Gross-Up Shares terminated on September 5, 1996.

   Amendment No. 1 to the Purchase Agreement, dated March 5, 1996, amended the Purchase Agreement to provide for the grant by each of the Selling Shareholders to RGI Realty an irrevocable proxy to vote the Secondary Shares beneficially owned by it as of March 5, 1996 at any annual or special meeting of the stockholders of the Issuer.

   Common Stock Purchase and Sale Agreement (relating to sale of shares)

   The following is a summary of certain provisions of the Common Stock Purchase and Sale Agreement, dated September 6, 1996 (the "Sale Agreement"), by and among RGI International, RGI Realty, and the Institutional Investors, a copy of which is attached as Exhibit 3 hereto and is incorporated herein by reference. This summary is qualified in its entirety by reference to the Sale Agreement. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Sale Agreement.

   Pursuant to the Sale Agreement, RGI International and RGI Realty sold the Shares to the Institutional Investors, in the respective amounts set forth on Schedule A to the Sale Agreement. The purchase price paid by the Institutional Investors for the Shares was $15.00 per Share, or an aggregate purchase price of $36,788,565.00

   ITEM 7.   Material to Be Filed as Exhibits.

   The following are filed herewith as Exhibits to this Amendment No. 1 to
   Schedule 13D:

   Exhibit 1- Common Stock Purchase and Sale Agreement, dated January 18, 1996 ("Purchase Agreement"), by and among TCW Special Credits, a California general partnership, for itself and as general partner or investment manager for Weyerhaeuser Company Master Retirement Trust, TCW Special Credits Fund III and The Common Fund for Bond Investments; Trust Company of the West, a California corporation, for itself and as trustee for TCW Special Credits Trust, a California collective investment trust; and Resource Group International, Inc., a Washington corporation.

   Exhibit 2-     Amendment No. 1, dated March 5, 1996, to Purchase
                  Agreement.

   Exhibit 3- Common Stock Purchase and Sale Agreement, dated September 6, 1996, by and among RGI Realty, Inc., Resource Group International, Inc., Alliance Growth Fund, Equitable Retirement Plan, Smith Barney/Travelers Series Fund and Alliance Variable Products Series Fund.

   SIGNATURES

   After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated this 30th day of September, 1996

        /s/ Kjell I. Rokke
        Kjell I. Rokke


        RGI (Antilles ) N.V.

        By:/s/ Kjell I. Rokke
        Its:Managing Director


        RGI (Europe) B.V.

        By:/s/ Kjell I. Rokke
        Its:Managing Director


        RGI (Denmark) ApS

        By:/s/ Kjell I. Rokke
        Its:Director


        RESOURCE GROUP INTERNATIONAL, INC.

        By:/s/ David A. Herrick
        Its:Treasurer


        RGI REAL ESTATE, INC.

        By:/s/ Kenneth L. Uptain
        Its:President


        RGI REALTY, INC.

        By:/s/ Kenneth L. Uptain
        Its:President

                                  EXHIBIT INDEX

                                                                   Sequential
       Exhibit                                                        Page
       Number                       Description                      Number

          1 Common Stock Purchase and Sale Agreement, dated January 18, 1996 ("the Purchase Agreement"), by and among TCW Special Credits, for itself and as general partner or investment manager for Weyerhaeuser Company Master Retirement Trust, TCW Special Credits Fund III and The Common Fund for Bond Investments; Trust Company of the West, for itself and as trustee for TCW Special Credits Trust; and Resource Group International, Inc.
          2        Amendment No. 1, dated March 5, 1996, to the
                   Purchase Agreement.
          3 Common Stock Purchase and Sale Agreement, dated September 6, 1996, by and among RGI Realty, Inc., Resource Group International, Inc., Alliance Growth Fund, Equitable Retirement Plan, Smith Barney/Travelers Series Fund and Alliance Variable Products Series Fund.